Enertopia Corporation
950-1130 West Pender Street
British Columbia, Canada V6E 4A4
Telephone: (604) 602-1633

May 21, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	Enertopia Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
File No. 000-51866
Filed May 9, 2014

Further to the filing of a Preliminary Proxy Statement on Schedule 14A #1 filed by the Company on May 9, 2014, the Company writes to update response of the Company to your letter to the Company dated May 20, 2014 regarding the Company’s Preliminary Proxy Statement on Schedule 14A #1. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner: Election of Directors, page 8

1.

We partially reissue comment one from our letter dated April 30, 2014. Please provide the complete business experience for the past five years for each nominee. For instance, please disclose Mr. Thomas’ business experience from February 2011 through January 2012. Also, please clarify the period during which Mr. Thomas has served as COO for Edgewater, as the current disclosure provides two different dates. Please disclose Mr. Findlay’s business experience from September 2011 to present. Please provide the beginning and ending dates of employment and titles for each employment held by Mr. Chadwick in the last five years.

Response:    The Company has revised the amended Preliminary Proxy Statement on Schedule 14A/A #2 to include the disclosures required by Item 401(e) of Regulation S-K.

2.

In addition, as previously requested in comment one from our letter dated April 30, 2014, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Such disclosure should be on an individual basis.

Response:    The Company has revised the amended Preliminary Proxy Statement on Schedule 14A/A #2 to include the disclosures required by Item 401(e) of Regulation S-K.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ENERTOPIA CORP.

Per:	/s/Robert G. McAllister
Robert G. McAllister
President and Director